Exhibit 99
	For Release:	February 14, 2019
	Investor Contact:	Vince Meyer
218-723-3952
vmeyer@allete.com

NEWS

ALLETE, Inc. reports 2018 earnings of $3.38 per share; initiates 2019 earnings guidance; 2019 to be a significant year of renewable energy projects

DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) today reported 2018 earnings of $3.38 per share on net income of $174.1 million and operating revenue of $1.5 billion. Reported results from 2017 were $3.38 per share on net income of $172.2 million and operating revenue of $1.4 billion.

Net income in 2017 included a $13.0 million after-tax, or $0.25 per share, benefit for the re-measurement of ALLETE’s deferred income tax assets and liabilities resulting from the Tax Cuts and Jobs Act (TCJA) that was enacted on December 22, 2017. Results for 2017 also reflected a benefit of $7.9 million after-tax, or $0.16 per share, for the Minnesota Public Utilities Commission’s (MPUC) modification of its November 2016 order on the allocation of North Dakota investment tax credits. These benefits were partially offset by a non-cash $11.4 million after-tax charge, or $0.22 per share, for the MPUC’s decision in Minnesota Power’s rate case in January 2018, disallowing recovery of Minnesota Power’s regulatory asset for deferred fuel adjustment clause costs due to the anticipated adoption of a forward-looking fuel adjustment clause methodology.

“Our accomplishments in 2018 were many, as evidenced by our strong financial performance and continued positioning with our multi-faceted strategy for future growth,” said ALLETE Chairman and CEO Al Hodnik. “Our hard work and thoughtful positioning over the past several years is already contributing value to our shareholders and we expect that to continue for the long-term. 2019 will be a year of robust construction and further investment for growth as our Regulated Operations and ALLETE Clean Energy will complete approximately $400 million in renewable energy related projects for a cleaner energy future.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, Superior Water, Light and Power, and the Company’s investment in the American Transmission Co. (ATC), recorded 2018 net income of $131.0 million, compared to $128.4 million in 2017. Minnesota Power’s 2017 net income reflects the previously mentioned $11.4 million after-tax charge for the MPUC’s decision disallowing recovery of Minnesota Power’s regulatory asset for deferred fuel adjustment clause costs in 2017. In addition, net income in 2018 reflects lower transmission revenue resulting from lower MISO-related revenue, timing of fuel adjustment clause recoveries, lower industrial sales, and higher property tax and interest expense. These decreases were partially offset by lower operating and maintenance expense, higher pricing on power supply agreements with Other Power Suppliers, increased cost recovery rider revenue and higher kilowatt hour (kWh) sales to residential and commercial customers due to more favorable weather conditions in 2018.

ALLETE’s Energy Infrastructure and Related Services businesses, which include ALLETE Clean Energy and U.S. Water Services, recorded net income of $33.7 million and $3.2 million, respectively. Earnings at ALLETE Clean Energy in 2018 included the sale of a wind energy facility to Montana-Dakota Utilities, a lower federal income tax rate enacted as part of TCJA and $7.4 million after-tax of additional production tax credits as ALLETE Clean Energy continues to execute its refurbishment strategy. These increases were partially offset by higher operating and maintenance expenses. Earnings in 2017 included a favorable impact of $23.6 million after-tax for the remeasurement of deferred income tax assets and liabilities resulting from the TCJA.

Earnings at U.S. Water Services in 2018 included increased revenue due to higher capital project sales and higher sales of chemicals and related services, partially offset by increased operating expenses. 2018 earnings also reflected a $0.6 million after-tax expense recognized as cost of sales related to purchase price accounting for sales backlog. Net income in 2017 reflected a $9.2 million after-tax benefit for the re-measurement of deferred income tax assets and liabilities resulting from the TCJA.

Corporate and Other businesses, which include BNI Energy and ALLETE Properties, recorded net income of $6.2 million in 2018 compared to a net loss of $8.4 million in 2017. Net income in 2018 included an increase for the change in fair value of the contingent consideration liability of $1.3 million after-tax. The net loss in 2017 included additional income tax expense of $19.8 million after-tax for the remeasurement of deferred income tax assets and liabilities resulting from the TCJA. The net loss in 2017 also included the previously mentioned favorable impact of $7.9 million after-tax for the MPUC’s modification of its November 2016 order on the allocation of North Dakota investment tax credits.

Earnings were diluted by $0.04 per share in 2018, due to additional shares of common stock outstanding as of December 31, 2018.

Details of the Company’s 2019 earnings guidance were filed as part of today’s Form 8-K filing.

Live Webcast on February 14, 2019; financial slides posted on company website
ALLETE’s earnings conference call will be at 10:00 a.m. (EST), February 14, 2019, at which time management will discuss fourth quarter and 2018 financial results. To participate in the call, analysts are asked to dial 877-303-5852, pass code 4766869, ten minutes prior to the start time and refer to the “ALLETE’s Conference Call Announcing Fourth Quarter 2018 Financial Results.” All interested parties may listen to the live audio-only webcast accompanied by financial slides, which will be available on ALLETE’s Investor Relations website http://investor.allete.com/events-presentations. A replay of the call will be available through February 18, 2019 by calling (855) 859-2056, pass code 4766869. The webcast will be accessible for one year at www.allete.com.

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., U.S. Water headquartered in St. Michael, Minn., and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A “non-GAAP financial measure” is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company may include presentations of earnings (loss) per share and earnings before interest, taxes, depreciation and amortization. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE, Inc.
Consolidated Statement of Income
For the Periods Ended December 31, 2018 and 2017

	Quarter Ended		Year to Date
	2018	2017	2018	2017
Millions Except Per Share Amounts
Operating Revenue
Contracts with Customer – Utility	$270.2	$239.7	$1,059.5	$1,063.8
Contracts with Customer – Non-utility	172.4	92.3	415.5	331.9
Other – Non-utility	5.7	5.9	23.6	23.6
Total Operating Revenue	448.3	337.9	1,498.6	1,419.3
Operating Expenses
Fuel, Purchased Power and Gas – Utility	106.9	113.7	407.5	396.9
Transmission Services – Utility	16.8	18.1	69.9	71.2
Cost of Sales – Non-utility	109.4	41.6	218.0	147.5
Operating and Maintenance	86.9	92.7	340.5	344.1
Depreciation and Amortization	52.2	26.0	205.6	177.5
Taxes Other than Income Taxes	14.1	14.2	57.9	56.9
Other	(2.0)	(0.7)	(2.0)	(0.7)
Total Operating Expenses	384.3	305.6	1,297.4	1,193.4
Operating Income	64.0	32.3	201.2	225.9
Other Income (Expense)
Interest Expense	(16.3)	(17.3)	(67.9)	(67.8)
Equity Earnings in ATC	4.5	5.2	17.5	22.5
Other	2.1	1.3	7.8	6.3
Total Other Expense	(9.7)	(10.8)	(42.6)	(39.0)
Income Before Non-Controlling Interest and Income Taxes	54.3	21.5	158.6	186.9
Income Tax Expense (Benefit)	(6.8)	(19.9)	(15.5)	14.7
Net Income	$61.1	$41.4	$174.1	$172.2
Average Shares of Common Stock
Basic	51.5	51.1	51.3	50.8
Diluted	51.7	51.3	51.5	51.0
Basic Earnings Per Share of Common Stock	$1.19	$0.81	$3.39	$3.39
Diluted Earnings Per Share of Common Stock	$1.18	$0.81	$3.38	$3.38
Dividends Per Share of Common Stock	$0.56	$0.535	$2.24	$2.14

Consolidated Balance Sheet
Millions

	Dec. 31,	Dec. 31,		Dec. 31,	Dec. 31,
	2018	2017		2018	2017
Assets			Liabilities and Equity
Cash and Cash Equivalents	$69.1	$98.9	Current Liabilities	$405.1	$351.2
Other Current Assets	265.2	268.6	Long-Term Debt	1,428.5	1,439.2
Property, Plant and Equipment – Net	3,904.4	3,822.4	Deferred Income Taxes	223.6	230.5
Regulatory Assets	389.5	384.7	Regulatory Liabilities	512.1	532.0
Equity Investments	161.1	118.7	Defined Benefit Pension & Other Postretirement Benefit Plans	177.3	191.8
Other Investments	49.1	53.1	Other Non-Current Liabilities	262.6	267.1
Goodwill and Intangibles – Net	223.3	225.9	Equity	2,155.8	2,068.2
Other Non-Current Assets	103.3	107.7
Total Assets	$5,165.0	$5,080.0	Total Liabilities and Equity	$5,165.0	$5,080.0

	Quarter Ended		Year to Date
ALLETE, Inc.	December 31,		December 31,
Income (Loss)	2018	2017	2018	2017
Millions
Regulated Operations	$31.3	$18.3	$131.0	$128.4

Energy Infrastructure and Related Services
ALLETE Clean Energy	17.8	30.4	33.7	41.5
U.S. Water Services	2.7	9.1	3.2	10.7

Corporate and Other	9.3	(16.4)	6.2	(8.4)
Net Income Attributable to ALLETE	$61.1	$41.4	$174.1	$172.2
Diluted Earnings Per Share	$1.18	$0.81	$3.38	$3.38

Statistical Data
Corporate
Common Stock
High	$82.82	$81.24	$82.82	$81.24
Low	$72.42	$72.96	$66.64	$61.64
Close	$76.22	$74.36	$76.22	$74.36
Book Value	$41.85	$40.46	$41.85	$40.46

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	304	305	1,140	1,096
Commercial	351	359	1,426	1,420
Industrial	1,843	1,890	7,261	7,327
Municipal	195	208	798	799
Total Retail and Municipal	2,693	2,762	10,625	10,642
Other Power Suppliers	977	1,017	3,953	4,039
Total Regulated Utility	3,670	3,779	14,578	14,681

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$33.6	$28.4	$126.1	$114.8
Commercial	35.5	29.8	141.9	133.6
Industrial	120.3	103.1	465.2	465.9
Municipal	13.1	12.8	54.9	57.9
Total Retail and Municipal	202.5	174.1	788.1	772.2
Other Power Suppliers	43.0	37.7	170.3	161.8
Other (Includes Water and Gas Revenue)	24.7	27.9	101.1	129.8
Total Regulated Utility Revenue	$270.2	$239.7	$1,059.5	$1,063.8

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.